Exhibit 4.2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

JONES SODA CO.

Pursuant to RCW 23B.10.030 and RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation (the “Corporation”) hereby submits the following amendments to the Corporation's Articles of Incorporation.

1.     The name of the Corporation is JONES SODA CO.

2.     The amendment to the Articles of Incorporation of the Corporation is as follows:

Article II is hereby deleted in its entirety and replaced with the following new Article II:

ARTICLE II

Authorized Shares

The Corporation shall be authorized to issue eight hundred million (800,000,000) shares of Common Stock, without par value.

3.    The date of adoption of this amendment was: May 16, 2022.

4.     The amendment was approved by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

Dated: May 16, 2022.

JONES SODA CO.

By/s/ Mark Murray________________

Mark Murray, President